Sportech PLC Annual Report and Accounts 2002

Contents
Overview
Financial Highlights
Chairman's Statement
Managing Director's Review
Operating Review - Football Pools
Operating Review - Sports Betting
Operating Review - Games and Lotteries
Corporate Giving and Employee Policies
Financial Review
Board of Directors
Senior Executives
Directors' Report
Remuneration Report
Corporate Governance
Independent Auditors' Report
Accounts
Advisers	1 2 3 4 6 7 8 9 10 13 14 15 18 21 24 26 51

Overview

Sportech aims to be the pre-eminent supplier of gaming products to the home, where it already enjoys a unique distribution capability and extensive customer base. It will capitalise on the significant growth potential of the soft gaming market presented by the development of new media channels, by building on the strength of the famous Littlewoods Gaming brand and its diverse and flexible product range.

Financial Highlights

Profit before tax, amortisation of goodwill and exceptionals increased 69% to £14.0m (2001: £8.3m)

Profit before tax was £4.6m (2001: loss of £0.6m)

Turnover increased by 7% to £195.3m (2001: £183.3m)

Earnings per share, before amortisation of goodwill, increased to 1.97 pence (2001: 1.05 pence). Basic EPS was 0.49 pence (2001: loss of 0.45 pence).

Operating cashflow increased to £18.1m (2001: £15.7m)

Chairman’s Statement

I am pleased to report that during the last year the business has delivered steady improvement in financial performance and we have made further strategic progress in positioning the businesses for growth. An increase in revenue of 7% from our established businesses was encouraging given the prospects for growth that our television strategy offers for 2003 and beyond. Profit before taxation, goodwill amortisation and exceptionals was £14m, 69% higher than 2001. Profit before tax was £4.6m compared to a loss of £0.6m in 2001.

The business has built on the foundations laid in 2001 with further strengthening of the interactive team and of our technical infrastructure. The latter has been tested successfully through the launch of games on the Sky interactive platform. We now look forward to the launch of programme-linked gaming on the ITV network, expected to take place in Summer 2003, and we are working closely with our partners at ITV to deliver an exciting range of games to the consumer market.

The acquisition of the Zetters Football Pools business, which was almost entirely funded by the disposal of the non-core Pull Tabs lottery business, was a well suited, profitable bolt-on acquisition.

The Board welcomed the Government reform of Football Pools betting duty, which came into force in April and subsequently benefited Football Pools performance. Furthermore we are encouraged by the publication of the Government white paper, “A Safe Bet for Success” and the prospects of further deregulation. We believe this will stimulate further growth in the softer gaming markets, where we are well positioned.

The business continues its commitment to the support of good causes and charities. Funds generated during the year were over £6m, this included voluntary contributions of £1.9m each to the Foundation for Sport and the Arts and The Football Foundation and sales of charity linked products, generating funds of over £2.5m, for a variety of charities.

During the year Sportech opened its new head office in Liverpool, and a number of employees transferred to a newly refurbished football pools operational site nearby. These locations provide an improved working environment and enhanced facilities for our employees. This project was cash neutral, financed by the disposal of surplus property.

Following Shareholder approval of the reconstruction of the balance sheet, through the cancellation of the share premium account at last year’s AGM, and confirmation from the Court of Session in Scotland, the business is now better placed to pay dividends in the future.

The business is approaching a particularly interesting phase in its development and we expect 2003 to be an exciting year. We are encouraged by the prospects offered by programme linked gaming with ITV and look forward to continued progress in the distribution and profitability of our variety of pay to play gaming and betting products. Sportech is well positioned, with significant potential for further growth, and we look to the year ahead with confidence.

Finally, on behalf of the Board, I would like to thank all employees for their strong commitment and support and for their contribution to the development of the business, which is greatly appreciated.

David Mathewson
Chairman
14  March  2003

Managing Director’s Review

2002 was a good year for Sportech. We delivered improved financial performance across all areas of the business, and were able to continue our investment in future growth while reducing bank borrowings. We are building an increasingly strong position in the soft gaming market by combining unique distribution capabilities with extensive product range and a powerful consumer brand.

Moving the Brand On

As a result of its Football Pools heritage the Littlewoods brand has broad consumer appeal across all segments of the soft gaming market. The strength of the brand lies not only within its wide recognition throughout the UK and beyond, it is also in the trust and warmth associated with the brand. This is particularly important in the interactive arena, where security and confidence are key to customer entry.

2003 sees the addition of the Littlewoods GameOn product family, representing our soft gaming activities across both television and internet, and comprising a wide range of entertaining and innovative prize games.

There is no doubt that it is the strength of the Littlewoods brand that has been key to securing the major distribution partnerships which will provide us with preferential access to a huge new customer base:

– In March 2002 we signed a ground-breaking agreement with ITV, to become their exclusive betting and gaming partner. This agreement represents an alliance between two respected household names to provide a variety of programme- linked betting and gaming opportunities to ITV audiences.

– In the Autumn we announced the provision of Sainsbury’s and Safeway branded Charity Scratchcards, to be sold within stores and petrol forecourts. These innovative collaborations are undergoing extended trials and we are hopeful that initiatives such as these will help us capture a larger share of the £500m Scratchcard market (source: Mintel, August 2002).

– The year was completed with our distribution deal with BSkyB, and we launched a variety of Littlewoods games on the Sky Active platform in December 2002.

Range and Flexibility of Gaming Products

We boast the widest product portfolio within the industry, with entertainment and the winning experience lying at the heart of our customer proposition. Our range of traditional low stake big prize games, such as the Pools, is increasingly being augmented by dynamic game offerings that take advantage of the new on-line routes to market.

These innovative games are designed to recognise the preferences and interests of our target consumer groups and can be constructed using a number of different gaming regulations for which we are licensed. Our modular approach to game design and development means that we can achieve great flexibility in customising games for different market segments and distribution channels while minimising both development costs and delivery timescales.

We believe that our current range of games and rapid development capability provide us not only with the ability to generate critical mass but also create strong economic barriers to competition.

Managing Director’s Review (continued)

Preferential Customer Access

Littlewoods gaming products are already welcomed into 1.7m households, through our existing collector, subscription, telephone and on-line channels.

We believe that the soft gaming market in the UK extends to up to 90% of the adult population. Our approach is to gain access to large sections of this mass market in ways that provide Littlewoods with a competitive advantage while increasing the consumer propensity to play.

Clearly our unique deals with major television broadcasters, platform owners and supermarket groups are designed to give us direct access to more consumers than any other gaming company in the UK. We believe that for entertainment based soft gaming products in particular, television will become a major transaction driver, both in creating demand for games which may be played through a variety of other routes and also in bringing interactive gaming into the living room. Our already established customer access channels, telephone, internet, retail and door to door collectors, provide a convenient and secure route for analogue viewers to participate in televised gaming entertainment.

In terms of both range of content and strength of partnerships we are exceptionally well placed to take advantage of these opportunities during 2003.

Investment and Expertise

We have continued to invest in our established businesses, in areas such as scanning facilities, in order to improve product profitability and flexibility.

During 2002 we significantly strengthened our technical infrastructure in order to support our television and internet gaming and betting activities. In addition we expanded our Interactive and IT teams in order to ensure appropriate resource to deliver our interactive strategy.

We have built a dynamic team, capable of working with programming creators and platform providers, in order to design, develop and launch betting and gaming products across television and internet channels.

Colin McGill
Managing Director

Operating Review – Football Pools

Operating profits before goodwill and restructuring costs, from the football pools increased by 10% to £25.6m, (2001: £23.2m), reflecting significant improvement in operating efficiencies, the reduction in the duty burden from April 2002 and a £0.4m contribution from Zetters since its acquisition in August 2002. We have continued to focus on our customer retention and recruitment programmes, further reducing the like for like rate of decline in turnover in the second half of the year to 14%.

The acquisition of the Zetters Football Pools business for net cash of £0.7m delivered a customer base of 60,000. There has been no significant customer loss as a result of the acquisition, and the business has performed in line with expectations.

We continue to identify opportunities to rationalise the operational and overhead base of the football pools whilst extending our distribution of this product via television, internet and overseas businesses.

Operating Review – Sports Betting

Littlewoods Bet Direct telephone and internet betting continued to deliver strong revenue growth, with turnover 60% higher, at £83.1m (2001: £51.8m). This growth reflected the benefits of a level playing field arising from the elimination of tax for customers in October 2001. As a result of the increased betting volumes, operating losses were halved during the year to £2.0m compared to 2001.

Customer numbers increased by 20% to 272,000, with average stakes per telephone call up 23% to £36 and the average internet bet up 26% to £17. Following a strong first half, gross win margins eased back in the second half, in line with market trends, leading to a gross win margin for the full year of 10% (2001: 11%).

The commencement of a three year all-weather racing sponsorship programme, positioning the Littlewoods Bet Direct brand at more than one in five UK televised horse racing events, significantly raised Littlewoods Bet Direct’s profile. The business continued to provide a variety of unique best and special bet offers to customers, generating continued media exposure for the brand.

We are looking forward to the launch of our fixed odds service on the attheraces television channel, and expect this additional customer access to further stimulate growth and profitability.

Operating Review – Games and Lotteries

Operating profits before goodwill from Games and Lotteries increased by £0.4m to £0.9m, mainly due to the £0.5m profit from the sale of the Pull Tabs lottery business, announced in September 2002.

2002 was a period of significant transition for our soft gaming business as we concluded a number of major new distribution arrangements, significantly enhancing both on-line and off-line customer access, while withdrawing from low growth marginal businesses such as Pull Tabs lotteries. Our focus has been on interactive channels together with retail distribution.

Our plan to capture a larger share of the £500m scratchcard market was boosted by groundbreaking retail distribution deals with both Sainsbury’s and Safeway for the supply of own label scratchcards dedicated to specific charities such as Comic Relief and Great Ormond Street Hospital. Extended trials with both these supermarket groups are currently underway.

Growth of on-line games has been underpinned by the launch of Littlewoodscasino.com, our on-line casino, which was launched in August 2002 and is already trading profitably. We are encouraged by the levels of customer interest in this product and plan to enhance the choice and quality of games available in the first half of 2003.

We have continued to develop innovative and entertaining internet gaming products utilising a variety of instant win mechanics. These have included a range of ITV Pop Rivals pay to win internet games and the recently launched Formula One Fantasy League game, available at both ITV.com and our own soft gaming site, LittlewoodsGameOn.com.

Growth prospects for our Games and Lotteries business are enhanced significantly by the television deals we have completed with BSkyB and ITV. We expect to launch our first programme-linked pay to play games on ITV in summer 2003.

Our technical and service capabilities have already been tested successfully by the launch of games accessed from both Sky broadcast channels and Sky Active in December 2002.

Corporate Giving and Employee Policies

Charities and Good Causes

Littlewoods Gaming has a long-standing history of support for charitable initiatives and good causes. During the financial year 2002, the Littlewoods Football Pools business made voluntary donations of £1.9m to both The Football Foundation and The Foundation for Sport and the Arts. Both are established organisations whose policies exist to support football, sport and the arts at grass roots levels and beyond.

Littlewoods Gaming recognises that The Football Foundation and The Foundation for Sport and the Arts provide innovative programmes and grant awards, which benefit a wide range of individuals of all ages throughout the UK. Littlewoods Gaming applauds the good works achieved by both organisations during 2002, which have included free kit schemes for under 16‘s, the provision of a new generation of modern football facilities in parks, local leagues and schools, and significant grant awards to music, sport, art and community projects.

In addition, the Littlewoods Games and Lotteries business generated funds of over £2.5m for charities and good causes through the sale of Charity Scratchcard and Prizebuster/Lotto 3 and 4 products. This provided much needed funding support to a wide variety of charities including The Royal British Legion, The Samaritans and The British Red Cross.

During the year, donations were also made to Tote “Racing to Help Children” (£1,000), Injured Jockey Fund (£2,500), NSPCC (£5,000) and the Gambling Industry Charitable Trust (£40,000).

Employee Policies

Littlewoods Gaming employs over 500 people, and provides a proactive employee communication programme. The business is committed to the training and development of employees in order to create skills and expertise which support the business strategy.

Littlewoods Gaming has received both Investors in People and Positive About Disabled People accreditations, both awarded by independent bodies. The business is committed to equality of opportunity and dignity at work for all.

Employees in Merseyside have recently transferred to our new head office, Sportech House, and to our newly refurbished Football Pools operational site, Walton House, vacating our former head office building. Both buildings provide an improved working environment and greater energy efficiency.

Financial Review

	Turnover	Operating Profit	Operating Cashflow
2001	£183.3m	£8.6m	£15.7m
2002	£195.3m	£11.4m	£18.1m

Trading

Group turnover was comprised entirely of betting and gaming revenues from the Littlewoods Gaming business. Turnover has increased by 7% to £195.3m, reflecting strong growth in Sports Betting revenues.

Operating profit, before amortisation of goodwill and restructuring costs, has increased by 27% to £22.2m. Operating profit has increased by 33% to £11.4m.

Betting Duties & Levies

There was a significant change in football pools betting duty during the year. From 31 March 2002 football pools betting duty changed from a 17.5% tax on gross stakes, to a 15% tax on gross profits. The change resulted in the effective rate of duty reducing from 17.5% of turnover to approximately 11.5% of turnover and brought the basis of football pools betting duty into line with general betting duty.

Interest

As the Group predominantly trades in the United Kingdom, its main treasury exposure is to interest rate risk.

The Group uses interest rate swaps and caps to manage its interest rate exposures on its debt position with the objective of minimising its net interest cost. The interest rate profile of the Group is detailed in note 22. Net interest payable was £8.2m (2001: £9.2m).The main reason for the reduction is lower interest rates together with the reduction in the Group’s net debt during the financial year.

Exceptional Items

Exceptional items before taxation totalled £0.6m reflecting major restructuring projects. During the year two projects were completed aimed at significantly improving operating capabilities whilst reducing costs. Scanning technology was introduced to mark football pools coupons, whilst the main operating site was rationalised. These initiatives resulted in a non-operating exceptional profit of £1.4m from a surplus property disposal offset by operating exceptional charges of £2.0m comprising £1.8m of redundancy costs and £0.2m of other costs.

Financial Review (continued)

Goodwill

Goodwill was augmented during the year by the addition of £1.3m of goodwill in respect of the acquisition of Zetters football pools; this is being amortised over three years. The goodwill in respect of the Littlewoods Gaming business acquired in September 2000 continues to be amortised over 20 years.

The total amortisation charge for the year, including amortisation in respect of Zetters, was £8.8m.

Group Profit before Tax

Profit before tax, was £4.6m compared to a loss of £0.6m in 2001.

Taxation

The tax charge for the year includes a current tax charge of £1.1m and a deferred tax charge of £0.6m giving an effective rate of tax of 12.8% on profit before taxation and amortisation of goodwill. This effective rate of tax, which reflects the impact of the property disposal and of prior year adjustments, is not expected to be sustainable.

The Group adopted FRS 19 in the period, the impact of which was to increase the current year tax charge by £0.6m and gave rise to a prior year adjustment of £1.3m.

Earnings per Share (EPS)

After the impact of goodwill amortisation, basic EPS was 0.49 pence. Excluding goodwill amortisation, underlying EPS was 1.97 pence.

Cash Flow & Capital Expenditure

Net cash flow from operating activities, including restructuring payments of £2.0m, was £18.1m (2001: £15.7m).

Included within this net cash flow was an outflow of £3.3m relating to the development of the television and Internet gaming strategy. There was a further cash outflow of £1.3m relating to capital expenditure to support the interactive strategy.

Total capital expenditure during the year was £4.9m reflecting investment in the Group’s building infrastructure for its football pools operation and new head office facilities as well as substantial investment into the key interactive television strategy. Disposals of surplus property generated £2.0m and the disposal of the Pull Tab business generated £0.5m. After taking account of asset disposals, net capital investment was £2.3m.

Acquisition of Zetters Football Pools

The business of Zetters football pools was acquired during the year for £1.4m. The assets acquired included £0.7m of cash resulting in a net cash outflow of £0.7m. Acquisition costs amounted to £0.1m.

Bank Borrowings

Bank loans at the start of the financial year comprised a five year term loan of £110.0m and a mezzanine facility of £24.0m. During the year £16.0m of the term loan has been repaid. The repayment terms of the term loan have been rescheduled so that repayments are due over an eight year period and further bank facilities have been arranged, comprising an £11.0m loan facility, £2.0m of which was drawn against in the year, and a working capital facility of £6.0m.

Financial Review (continued)

Net Debt

Net debt reduced by £3.7m during the year.

Capital Reconstruction

A successful application was made to the Scottish Courts to restructure the Company’s capital, and the balance on the share premium account and the balance of deferred share capital has now been released to the Company’s profit and loss account. This has helped eliminate the deficit on the profit and loss account.

As a result of the capital reconstruction the Company is now in a position where it is able to pay a dividend. It is not, however, the intention of the directors to propose a dividend at this time.

Pensions

The majority of staff participate in a defined contribution pension scheme. A small number of staff, 65 at 31 December 2002 (97 at 31 December 2001) participate in a defined benefit scheme which was established on 6 April 2001; this scheme is closed to new members. As there are only a small number of members of the scheme with only a short service history, the Group is not exposed to any risk of substantial pensions deficit. For the purposes of FRS 17, the actuarial valuation of the scheme at 31 December 2002 showed a small surplus of £0.1m (see note 33).

Board of Directors

1 David Mathewson
Non-Executive Chairman Age 55

David Mathewson has been a Director of the Company since 1992 and was appointed Chairman on 1 January 2002. He is a chartered accountant and a Director of Noble & Co Ltd, merchant bankers. He is currently a Non-Executive Director of Edinburgh UK Tracker Trust plc, Martin Currie High Income Trust plc and various private companies and Non-Executive Chairman of Geared Opportunities Income Trust plc. He is a trustee of the Royal Botanic Gardens, Edinburgh.

2 Colin McGill
Managing Director Age 54

Colin McGill joined the Company on 1 June 2000 as a member of the Board and Chief Operating Officer. He had previously held a number of senior positions with Bank of Scotland, latterly as Divisional Chief Executive, Corporate Banking, where he was responsible for the bank’s global corporate business activities. He became Managing Director of Sportech and Littlewoods Gaming on 4 September 2000.

3 Gary Speakman
Finance Director Age 41

Gary Speakman was appointed Finance Director on 1 November 2000, having previously been Finance Director of Littlewoods Gaming for 3 years. He had previously held a variety of positions with the Littlewoods Organisation, Gallaher Limited, Leyland DAF, Rover Group and Dowty Group. Gary Speakman is responsible for finance and group services including information technology.

4 Roger Withers
Non-Executive Director Age 60

Roger Withers was appointed to the Board on 4 September 2000, following the acquisition of Littlewoods Gaming where he was Executive Chairman. He previously held a variety of senior positions with Bass PLC and Ladbrokes. Roger Withers is Chairman of Arena Leisure plc, and holds a number of non-executive directorships in the leisure, exhibition and technology industries.

5 Kathryn Revitt
Non-Executive Director Age 38

Kathryn Revitt was appointed to the Board on 4 September 2000. She is a director of a number of companies including Leisure Parcs Limited, the owner of Blackpool Tower and The Winter Gardens, and Cuerden Leisure Limited, an operator and distributor of gaming machines. Kathryn Revitt is a qualified Solicitor.

Senior Executives

1   Angela Moran
Director of Football Pools Age 47

Angela Moran was appointed Director of Football Pools in January 2001. She is responsible for all aspects of football pool operations. She joined Littlewoods Gaming in 1976 and has held a variety of senior management positions within the Company.

2   Richard Boardley
Director of Games & Lotteries Age 47

Richard Boardley joined Littlewoods Gaming in January 2000 and is responsible for the Games and Lotteries business unit. He previously held senior positions with Punch Taverns, the Bass Group and Whitbread.

3   Peter Cuffe
Director of Interactive Media Age 45

Peter Cuffe joined Littlewoods Gaming in March 2000, as e-commerce director. He was appointed Director of Interactive Media in January 2002. He is responsible for new media and e-commerce strategy for all products within the Company’s portfolio. He was previously Managing Director of London-based Blue Marble, the new media production facility of the D’Arcy group.

4   Steve Taylor
Director of Sports Betting Age 41

Steve Taylor joined Littlewoods Gaming in June 1997 as Business Development Director. He spearheaded the launch of Littlewoods Bet Direct and is now responsible for Sports Betting across all distribution channels. He was previously a management consultant with BDO Binder Hamlyn. He also worked as a Finance Director in manufacturing industries including Gradus plc and GEC plc, after qualifying as a chartered accountant with Arthur Andersen in 1986.

5   Bill Horrocks
Director of IT Services Age 48

Bill Horrocks joined Littlewoods Gaming in May 1997, and was appointed Director of IT Services in March 2000. He is responsible for the Company’s extensive IT infrastructure and systems development. He has broad experience of IT, and previously held positions with CFM, part of ICL Fujitsu, BP, British Airways, The Burton Group and North West Water.

6   David Henderson
Director of Strategy Age 32

David Henderson joined Littlewoods Leisure in October 2001 and is responsible for corporate strategy, business development and strategic partnerships and alliances. Prior to joining, he completed an MBA and held positions with KPMG Consulting, Virgin and Accenture.

7   Robert Haggis
Company Secretary Age 48

Robert Haggis was appointed Company Secretary and legal advisor on 22 January 2001. He is a barrister and held senior positions at Hoechst and J Bibby & Sons PLC. He is responsible for compliance and general legal advice.

Directors’ Report

The Directors present their report and the audited financial statements for the year ended 31 December 2002.

Principal activities

The principal activities of the Group remain the operation of football pools, sports betting, and games & lotteries all operating under the Littlewoods Gaming brand (formerly Littlewoods Leisure). Details of the Group’s performance during the year and future prospects are contained in the Chairman’s Statement, the Managing Director’s Report and the Operating and Financial Review.

Results

The profit for the year after taxation amounted to £2.9m (2001: £2.7m loss). There is no dividend for the year.

Donations

The Group made no political donations during the year. Through its football pools and lotteries, more than £6m was generated for good causes in the year. The good causes included a number of national charities, The Foundation for Sport and the Arts and The Football Foundation. Specific charitable donations totalling £48,500 were made to a small number of charitable causes. Details of these donations may be found on page 9.

Employees

The Directors recognise the importance of providing employees with information on matters of concern to them and that enables employees to improve their performance and make an active contribution to achievement of the Group’s business objectives. This is achieved through formal and informal meetings, the Company magazine and intranet and a special edition for employees of the annual financial statements. Employee representatives are consulted regularly on a wide range of matters affecting their current and future interests. The Group’s Investor In People (IIP) accreditation reflects the training and development programmes that are in place within the business.

The Group is committed to equality of opportunity and dignity at work for all, irrespective of race, colour, creed, ethnic or national origins, gender, marital status, sexuality, disability, class or age. It ensures that recruitment and promotion decisions are made solely on the basis of suitability for the job.

It is the policy of the Group to comply with the requirements of the Disability Act 1995 in offering equality of opportunity to disabled persons applying for employment, selection being made on the basis of the most suitable person for the job in respect of experience and qualifications. Training, career development and promotion are offered to all employees on the basis of their merit and ability. Every effort is made to continue to employ, in the same or alternative employment, and where necessary to retrain employees who become disabled during their employment with the Group.

Directors’ Report (continued)

Directors and their interests in shares of the Company The directors who held office during the year had the following beneficial interests in the share capital of the Company:

	Personal Holding
	31 December 2001	31 December 2002
Colin McGill	3,768,263	4,268,263
Gary Speakman	-	500,000
Roger Withers	500,665	500,665
David Mathewson	3,500,000	3,500,000
Kathryn Revitt	-	-

There have been no changes in these interests in the period between 31 December 2002 and 10 March 2003.

Capital reconstruction

Following approval of the special resolutions at last year’s Annual General Meeting, and confirmation from the Court of Session in Scotland, the Company restructured its capital on 23 December 2002 as follows: • The Share Premium Account of £47.1m was cancelled and the balance transferred to the Profit and Loss Account Reserve. • The Deferred Share Capital of £0.9m was cancelled and the balance transferred to the Profit and Loss Account Reserve. Note 26 of the financial statements summarises these changes.

Change in accounting policy

The company has adopted FRS 19, Deferred Tax, in these financial statements. The impact of adopting FRS 19 is given in note 2 of the financial statements.

Substantial shareholdings

On 10 March 2003, the following interests representing 3% or more of the issued share capital of the Company had been notified to the Company:

	No of ordinary shares held	% held
Bank of Scotland	168,282,663	28.4
Newby Manor Limited	168,282,663	28.4
Total of Substantial Shareholdings	336,565,326	56.8

Policy on payment of creditors

The company does not follow any code or standard on payment practices, and there is no fixed policy for payment for goods and services. Payment is made promptly once authorisation of the invoice is obtained.

Creditor payment days outstanding at 31 December 2002 were 54 days (2001: 63 days).

Directors’ Report (continued)

Annual General Meeting

The Notice convening the Annual General Meeting of the Company on 17 April 2003 is supplied with this document.

In accordance with the Articles of Association of the Company, Gary Speakman and David Mathewson retire by rotation and offer themselves for reappointment at the Annual General Meeting. Profiles of both directors appear on page 13.

Pursuant to section 80 of the Companies Act 1985, it is proposed in Resolution 6 (item 6 in the Notice) to grant the Directors authority for a period of 5 years to allot relevant securities up to a maximum nominal amount of £9,646,293. This figure represents the total unissued ordinary share capital of the Company and approximately 32.5% of the Company’s issued ordinary share capital at the date of this report. The Directors have no present intention of exercising the authority, except for granting options under the Company’s share option scheme.

Pursuant to section 95 of the Companies Act 1985 it is proposed in Resolution 7 (item 7 in the Notice) to authorise the Directors to allot equity securities for cash without first being required to offer such securities to existing shareholders in accordance with the provisions of that Act. This authority relates to securities issued by way of rights or otherwise on a pre-emptive basis and, in addition, allotments of equity securities up to a maximum nominal amount of £1,480,185, representing approximately 5% of the total ordinary share capital of the Company in issue at the date of this report, and will expire on the earlier of the next Annual General Meeting and 15 months after the passing of the resolution.

Resolution 8 (item 8 in the Notice) concerns a proposal to alter the Articles of Association of the Company. Article 86 provides that the Directors are subject to an aggregate maximum remuneration of £25,000 per annum (exclusive of salaries and benefits paid to executive Directors and additional remuneration paid to Directors who are members of committees or render other additional services). In order to reflect current best practice in relation to Directors’ remuneration it is proposed to remove all references to such an aggregate maximum. In addition, Article 145 makes reference to the treatment of “deferred shares” in a winding up. It is proposed that the reference be deleted as all deferred shares were cancelled on 23 December 2002 in accordance with a resolution passed by shareholders in April 2002.

Auditors

Following the conversion of PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned as auditors on 27 January 2003 and the directors appointed their successor, PricewaterhouseCoopers LLP, as auditors to fill the vacancy. A resolution to appoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed at the Annual General Meeting.

By Order of the Board

Robert Haggis
Company Secretary
14 March 2003

Remuneration Report

Compliance with Best Practice

Sportech seeks to apply best practice in remuneration policy.

Composition of the Remuneration Committee

The Remuneration Committee (the Committee) is made up of the Non-Executive Directors only and was in place for the whole of the year under review. None of the Committee has any personal financial interest (other than as a shareholder), conflicts of interest from cross-Directorships or day to day involvement in the running of the business. The Committee’s role is to set the remuneration policy for the Executive Directors and to be advised of the remuneration packages of Senior Executives. The Committee makes its proposals following consultation with the Managing Director (on remuneration other than his own) and is entitled to seek professional advice from outside the Group.

David Mathewson has chaired the Committee throughout the financial year. The Managing Director is invited to attend meetings when appropriate, although he is not present when matters affecting his own remuneration are discussed.

The Non-Executive Directors do not participate in any incentive, pension or benefit schemes of the Company and their remuneration is determined by the Board.

Details of each Director’s remuneration for the year to 31 December 2002 are given below:

	Year of Appointment	Fees/ Salary £000	Taxable Benefits3 £000	Bonuses £000	2002 Total £000	2001 Total £000
Executive:
Colin McGill	2000	182	11	68	261	261
Gary Speakman	2000	151	1	56	208	216
Non-Executive:
David Mathewson	1992	46	-	-	46	65
Kathryn Revitt1	2000	-	-	-	-	-
Roger Withers2	2000	25	-	-	25	6
Aggregate Emoluments					540	548
Fees paid to third parties1,2					25	114

Notes:

1.     The services of Kathryn Revitt are provided through a consultancy agreement between the Company and Hemway Limited. Payments to Hemway Limited amounted to £25,000 in 2002 (2001: £15,000).

2.     Roger Withers became a Non-Executive Director on 31 October 2001, and has been paid directly by the Company since that date. Prior to that, Mr. Withers was an Executive Director and his services were provided through a consultancy agreement between the Company and Hemway Limited. Payments to Hemway Limited amounted to £99,000 in 2001.

3.     Taxable benefits comprise various insurance policies.

Two Directors (2001: three Directors) are members of defined contribution schemes. Contributions paid by the Company in respect of these Directors were as follows:

	2002 £000	2001 £000
Colin McGill	14	11
Gary Speakman	11	34
David Mathewson	-	4
	25	49

Remuneration Report (continued)

Directors’ service contracts

It is Sportech’s policy that Directors’ service contracts should be for no more than five years in duration, that they should have notice periods of not more than one year and that contractual termination payments should not exceed the director’s salary for the previous calendar year.

The details of the service contracts of those who served as directors during the year are:

	Contract date	Unexpired term	Notice period	Special contractual termination provisions
Colin McGill	25 May 2000	n/a	12 months	None
Gary Speakman	30 January 2002	n/a	1 year	None
David Mathewson	30 January 2002	n/a	3 months	None
Kathryn Revitt	30 January 2002	2 years	n/a	None
Roger Withers	30 January 2002	1 year	n/a	None

Directors share options

Aggregate emoluments disclosed above do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the directors. The options held by the directors are as follows:

	1 January 2002	Granted	Exercised	Lapsed	31 December 2002
Colin McGill	1,500,000	1,500,000	-	-	3,000,000
Gary Speakman	1,200,000	1,200,000	-	-	2,400,000
	2,700,000	2,700,000	-	-	5,400,000
Details of the options are as follows:

	Exercise Price	Gains on Exercise Price 2002	Date from which Exercisable	Expiry Date	Colin McGill	Gary Speakman
Granted on 10 April 2001	14.75p	-	10.04.04	10.04.11	1,500,000	1,200,000
Granted on 8 March 2002	17.42p	-	08.03.05	08.03.12	1,500,000	1,200,000
					3,000,000	2,400,000

Exercise of options is subject to the market value of the shares being not less than thirty-five pence for a period of five consecutive dealing days at any time in the period of six months prior to the date the option is first exercised.

The market price of the ordinary shares at 31 December 2002 was 13.75p and the range during the year was 9.5p to 18p.

Remuneration policy for Executive Directors and Senior Executives

The Committee aims to ensure that the remuneration packages offered to Executive Directors and Senior Executives are designed to: • be competitive and to attract, retain and motivate executives of the right calibre; • reflect their responsibility; and • incorporate a significant element of pay linked to the achievement of key business objectives and increased shareholder value.

Remuneration Report (continued)

In considering its policy, the Committee has given full consideration to the provisions of “The Combined Code: Principles of Good Governance and code of Best Practice” (the Combined Code). The main component parts of the remuneration packages for Executive Directors and Senior Executives are as follows:

Basic annual salary

An individual’s basic salary is reviewed and determined by the Committee annually, taking into account external research and his or her performance.

Performance related bonus

For 2003 as in 2002, the Executive Directors and Senior Executives will be rewarded on the basis of a two-part bonus structure, reflecting the achievement of profit targets and key business objectives. The total of such bonus payments will be limited to 50% of basic salary.

Pension arrangements

All Senior Executives are members of the Sportech defined contributions scheme.

Share option scheme

A share option scheme is in place, the rules of which are designed to comply with the best practice provisions annexed to the listing rules of the UK Listing Authority and current guidelines of institutional shareholders. The purpose of the scheme is to act as a long term incentive to Directors and Senior Executives. The level of grant to any individual is at the discretion of the Remuneration Committee. The total number of Ordinary Shares over which options will be granted under the scheme will not exceed 3% of the Company’s issued ordinary share capital from time to time, or such higher percentage (not exceeding 10%) as may be approved by the shareholders at a future date. An individual’s share options lapse on cessation of employment.

Policy on contracts of service

All Directors have contracts with notice periods of no more than 12 months. Unless terminated beforehand, contracts run until age 65.

Policy on external appointments

Sportech recognises that its Directors are likely to be invited to become Non-Executive Directors of other companies and that such exposure can broaden experience and knowledge, which will benefit the Company. Executive Directors are therefore allowed to accept Non-Executive appointments with the Board’s prior permission, as long as these are not likely to lead to conflicts of interest.

Information subject to audit

The information subject to audit within this report consists of the details of Directors’ remuneration, the information regarding contributions to defined contribution pension schemes, the information regarding share options and the pension arrangements of the Directors.

Performance graph

The following graph demonstrates how £100 invested in Sportech plc as at 31/12/1997 has grown compared with the same investment in a fund mirroring the make-up of the FTSE SmallCap index:

The FTSE SmallCap index has been chosen as it is the index most closely aligned to Sportech.

David Mathewson
Chairman of the Remuneration Committee
14 March 2003

Corporate Governance

Best Practice in Corporate Governance

The Board supports best practice in corporate governance and confirms that the Group complied throughout the period under review with the principles of ‘The Combined Code’ annexed to the UK Listing Authority Listing Rules. This statement describes how the Company applies the principles of the Combined Code.

Board of Directors and committee structure

The Board is responsible for the Group’s activities and met at least monthly during the review period. The Board currently comprises the Non-Executive Chairman, the Managing Director, the Finance Director and two other independent Non-Executive Directors. The Non-Executive Directors bring strong independent judgement and considerable knowledge and experience to the Board’s deliberations on matters of strategy and governance. The biographical details on page 13 demonstrate the breadth of experience of the Board. The Board also has access to the advice and services of the Company Secretary and independent professional advice may be taken by the Directors as required.

The Board has in place a number of key processes designed to ensure that management responsibilities are clear. Executive Directors distribute relevant information and key financial reports to Board members in advance of each meeting, together with other materials required to facilitate proper consideration of business issues. A schedule of reserved matters for the Board has been established and communicated to the Senior Management teams.

•    The detailed operations of the Littlewoods Gaming business are overseen by a Management Committee which is chaired by Colin McGill.

•    The Audit Committee of the Board comprises the three Non-Executive Directors and is chaired by David Mathewson. The Committee meets at least three times a year to consider aspects of internal control, accounting policies and the financial results. The Committee has also met with the external auditors without the presence of Executive Directors.

•   The Remuneration Committee of the Board also comprises the three Non-Executive Directors and is chaired by Mr. Mathewson. The purpose of the Committee is to ensure that the remuneration of Executive Directors and Senior Executives, together with their terms and conditions of employment, is sufficient to recruit and retain individuals of the calibre required to ensure profitable growth of the business. The Remuneration Committee gives full consideration to the principles of the Combined Code. The Remuneration Report is set out on pages 18 to 20.

Investor relations

There is a regular dialogue with shareholders through a planned programme of investor relations which includes formal presentations of the Company’s results by the Managing Director and Finance Director. Meetings also take place with institutional investors and analysts on a regular basis and there is regular communication with shareholders through the annual and interim reports and a corporate web site.

Internal control

The Board is responsible for the Group’s system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. All subsidiary companies utilise the services of a common accounting centre and Group services function, and all companies in the Group adhere to a common standard of control. Controls are monitored by management review and by a programme of internal audits.

Corporate Governance (continued)

Internal control – continued

The Board meets regularly and its agenda includes an item on governance, which includes consideration of items regarding risk and control. The emphasis is on obtaining the relevant degree of assurance and not merely reporting by exception. The Board has put in place an organisational structure with clearly defined lines of responsibility and delegation of authority. Authorisation procedures in respect of matters such as treasury transactions, investments and capital expenditure are clearly defined. The Audit Committee reviews the effectiveness of the internal control environment of the Group. It receives reports from the internal and external auditors, which include recommendations for improvement. The Audit Committee’s role in this area is confined to a high level review of the arrangements for internal control. Significant risk issues are referred to the Board for consideration.

The high level risks relating to the core Gaming business are controlled centrally via an ongoing process for identifying, evaluating and managing the Group’s significant risks. A Schedule of Strategic Risks is produced and maintained, and presented to the Audit Committee and Board. Internal Audit services have been outsourced and are provided by KPMG LLP. A programme of internal audit work is undertaken based upon the Schedule of Strategic Risks and the results of these audits are presented to the Audit Committee.

To manage lower level risks, a risk management programme is in place, supported by a business control and risk self assessment process and a business continuity plan. The risk management programme places responsibility on managers to identify risks facing each business unit and for implementing procedures to mitigate these risks. Formal biannual risk assessments are performed for the Group as a whole.

The risk appraisal process has been reviewed by the Board and accords with the internal control guidance for Directors in the Combined Code. The Audit Committee and the Board have reviewed the effectiveness of the internal controls of the Group for the year ended 31 December 2002, and this review covered financial, operational, risk management and compliance controls.

Monthly financial reporting

The Group performs an annual strategy and budgeting process, and the Board approves the annual Group budget as part of its normal responsibilities. The Group results are reported monthly to the Board. Revised forecasts are produced for the Board whenever significant financial trends are identified.

Going concern

After making enquiries, the Directors have concluded that the Company and the Group have adequate resources to continue in operation for the foreseeable future. For this reason the going concern basis has been adopted in preparing the financial statements.

Corporate Governance (continued)

Statement of Directors’ Responsibilities

Company law requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and Group and of the profit or loss of the Company and Group for that period. In preparing those financial statements the Directors are required to:

•    select suitable accounting policies and then apply them consistently;

•    make judgements and estimates that are reasonable and prudent; and

•   state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors confirm that they have complied with the above requirements in preparing the financial statements.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the Company’s website. Information published on the Internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

By order of the Board

/s/ Robert Haggis

Robert Haggis
Company Secretary
14  March 2003

Independent Auditors’ Report

We have audited the financial statements which comprise the Consolidated Profit and Loss Account, the Reconciliation of Movement in Group Shareholders’ Funds, Consolidated Statement of Total Recognised Gains and Losses, the Consolidated and Company Balance Sheets, the Consolidated Cash Flow Statement and the notes to the financial statements. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors’ remuneration report (“the auditable part”).

Respective responsibilities of Directors and Auditors

The directors’ responsibilities for preparing the annual report, the directors’ remuneration report and the financial statements, in accordance with applicable United Kingdom accounting standards, are set out in the Statement of Directors’ Responsibilities.

Our responsibility is to audit the financial statements and the auditable part of the director’s remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board. This opinion has been prepared for and only for the company’s members in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors’ remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors’ report, the unaudited part of the directors’ remuneration report, the chairman’s statement, the operating and financial review and the corporate governance statement.

We review whether the corporate governance statement reflects the company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.

Independent Auditors’ Report (continued)

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors’ remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors’ remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:
•    the financial statements give a true and fair view of the state of affairs of the company and the group at 31 December 2002 and of the profit and cash flows of the group for the year then ended;
•    the financial statements have been properly prepared in accordance with the Companies Act 1985; and
•    those parts of the directors’ remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Liverpool
14 March 2003

25

Consolidated Profit and Loss Account
For the year ended 31 December 2002

	Notes	2002 £m		2001 (restated) £m
Group turnover	3	195.3		183.3
Cost of sales		(139.4)		(129.3)

Gross profit		55.9		54.0
Net operating expenses	4	(44.5)		(45.4)

Operating profit before restructuring

costs and amortisation of goodwill		22.2		17.5
Restructuring costs	4,5	(2.0)		-
Amortisation of goodwill		(8.8)		(8.9)
Operating profit		11.4		8.6
Profit on sale of tangible fixed assets	5	1.4		-
Net interest payable and similar items	6	(8.2)		(9.2)

Profit/(loss) on ordinary activities before taxation	7	4.6		(0.6)
Tax on profit/(loss) on ordinary activities	10	(1.7)		(2.1)

Retained profit/(loss) for the financial year	11,24	2.9		(2.7)

Earnings per share	12
Basic and diluted		0	.49p	(0.45	p)

Pre amortisation of goodwill - basic and diluted		1	.97p	1.05p

All operations are continuing. Consolidated Statement of Total Recognised Gains and Losses For the year ended 31 December 2002

	Notes	2002 £m	2001 (restated) £m
Total recognised gains and losses relating to the year		2.9
Prior period adjustment	2	1.3

Total recognised gains and losses since the last annual report		4.2	(2.7)

Reconciliation of Movement in Group Shareholders’ Funds For the year ended 31 December 2002

	Notes	2002 £m	2001 £m
Shareholders' funds at 1 January 2002 as previously reported		27.3	29.6
Prior period adjustment	2	1.3	1.7

Shareholders' funds at 1 January 2002 as restated		28.6	31.3
Profit/(loss) for the financial year		2.9	(2.7)

Shareholders' funds at 31 December 2002	25	31.5	28.6

26 Consolidated and Company Balance Sheet As at 31 December 2002

		Group		Company
	Notes	2002 £m	2001 (restated) £m	2002 £m	2001 £m
Fixed assets
Intangible assets	13	155.1	161.8	0.8	-
Tangible assets	14	8.5	7.2	0.8	0.4
Investments	15	-	-	167.1	167.1

		163.6	169.0	168.7	167.5
Current assets
Stocks	17	0.1	0.2	-	-
Debtors
- due within one year	18	8.3	5.7	29.2	1.1
- due after more than one year	18	1.0	1.6	-	-
Cash at bank and in hand	19	6.0	12.9	-	8.2

		15.4	20.4	29.2	9.3
Creditors
Amounts falling due within one year	20	(43.5)	(42.9)	(60.4)	(37.2)

Net current (liabilities)		(28.1)	(22.5)	(31.2)	(27.9)

Total assets less current liabilities		135.5	146.5	137.5	139.6

Creditors
Amounts falling due after more than one year	21	(104.0)	(117.9)	(104.0)	(117.9)

		31.5	28.6	33.5	21.7

Capital and reserves
Called up share capital	23	29.6	30.5	29.6	30.5
Share premium account	24	-	47.1	-	47.1
Profit and loss account	24	1.9	(49.0)	3.9	(55.9)

Total shareholders funds
(including non-equity interests)	25	31.5	28.6	33.5	21.7

The financial statements on pages 26 to 50 were approved by the board of directors on 14 March 2003 and were signed on its behalf by

/s/ Gary Speakman

G Speakman
Director
14 March 2003

Consolidated Cash Flow Statement
For the year ended 31 December 2002

		2002		2001
	Notes	£m	£m	£m	£m
Net cash inflow from operating activities	27		18.1		15.7
Returns on investments and servicing of finance:
Interest received		0.2		0.4
Interest paid		(8.3)		(10.2)
Purchase of interest rate cap		-		(0.9)

Net cash outflow from returns on investments
and servicing of finance			(8.1)		(10.7)
Taxation			(2.6)		(4.3)
Capital expenditure and financial investment:
Purchase of tangible fixed assets		(4.1)		(2.0)
Purchase of intangible fixed assets		(0.8)		-
Sale of tangible fixed assets	5	2.6		0.2

Net cash outflow from capital expenditure
and financial investment			(2.3)		(1.8)
Acquisition of business:	16
Acquisition of Zetters pools business		(1.4)		-
Acquisition expenses		(0.1)		-
Net cash acquired with business		0.7		-

Net cash outflow from acquisitions and disposals			(0.8)		-

Cash inflow/(outflow) before management of finance			4.3		(1.1)
Financing:
Net loans repaid		(14.0)		(6.0)

Net cash outflow from financing			(14.0)		(6.0)

Decrease in net cash	28		(9.7)		(7.1)

Notes to the Financial Statements
For the year ended 31 December 2002

1. Accounting Policies

A summary of the more important Group accounting policies is set out below. With the exception of the policy for providing for deferred tax these have been applied consistently throughout the year and the preceding period.

a)  Basis of accounting

The accounts are prepared on the historical cost basis of accounting in accordance with applicable accounting standards in the United Kingdom.

b)  Change in accounting policies

The Group has adopted FRS19, Deferred Tax, in these financial statements. The impact of adopting FRS 19 is given in note 2.

c)  Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries drawn up for the 52 week period from 5 January 2002 to 3 January 2003 (2001: 53 week period).

d)  Turnover
Turnover represents:

•   The value of entry fees receivable in respect of football pools based on the date of the event
•   The value of bets received in relation to fixed odds betting based on the date of the event
•   Gross gaming yield received from casino gaming activities based on the date of the event
•   The value of goods and services sold to external customers, including management fees to registered charities for the management of charity lotteries, exclusive of value added tax.

Management fees to registered charities for the management of charity lotteries are based on sales estimates. Sales estimates are calculated by reference to the number of prizes paid for the lotteries concerned if the tickets have been distributed to external vendors without EPOS systems, or on actual sales made by external vendors with EPOS systems. Final sales for each lottery are based on actual cash collected by external vendors. Each lottery may be active over a period encompassing one to three financial years. Any difference between the estimated sales and the final cash sales is adjusted in the year in which the final lottery position is determined.

e)   Deferred income
Deferred income is recognised as the value of entry fees receivable in respect of competitions and sporting events held subsequent to the end of the financial period.

f)   Operating income
Income arising from the Company’s patents is accounted for either when agreement is reached for a non-refundable lump sum settlement or, in the case of running royalties, when the product to which the royalty relates is manufactured or sold by licensees in the USA.

g)  Patents and patent costs
Patent costs (including those relating to pending applications) are expensed as incurred. The value of the Company’s intellectual property is not reflected in the balance sheet.

h)   Deferred taxation
Deferred tax is provided in full on all timing differences which result in either an obligation at the balance sheet date to pay more tax or a right to pay less tax. Deferred tax assets are only recognised to the extent that it is more likely than not they will crystallise. Assets and liabilities are calculated at rates expected to apply when they crystallise, and are not discounted.

Notes to the Financial Statements (continued)
For the year ended 31 December 2002

1.   Accounting Policies (continued)

i)  Stocks
Stocks are valued at the lower of cost or estimated realisable value. Cost is based on the first in, first out method of valuation.

j)  Foreign currencies
Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Profits and losses on foreign exchange transactions are taken through the profit and loss account in the period in which they arise.

k)  Tangible fixed assets
Tangible fixed assets are carried at historical cost less accumulated depreciation.

l) Depreciation

Depreciation is provided on a straight-line basis to write off the cost of fixed assets over their anticipated useful lives at the following annual rates:

Long leasehold land	Nil
Long leasehold buildings	Over remaining estimated useful life (12 years)
Buildings fixtures and fittings	4.0% - 20%
Plant, equipment and other fixtures and fittings	10.0% - 33.3%
Leasehold improvements	10.0%
Computers	14.3% - 33.3%
Motor vehicles	12.5% - 25.0%
Hand-held pools bet capture equipment	16.7%

m)   Goodwill and other intangible fixed assets
Goodwill arising on consolidation represents the excess of the fair value of consideration given over the fair value of the separable net assets acquired. Goodwill is capitalised and is amortised on a straight-line basis over the shorter of 20 years or the anticipated life of the goodwill.

Other intangible fixed assets comprises externally generated costs incurred in respect of developing interactive television gaming products. These costs are amortised through the profit and loss account over their estimated useful lives (5 years) once trading has commenced.

n)   Impairment of fixed assets and goodwill
Fixed assets and goodwill are subject to review for impairment in accordance with FRS 11, Impairment of Fixed Assets and Goodwill. Any impairment would be recognised in the profit and loss account in the year in which it occurs.

o)   Website development costs
In line with UITF Abstract 29 ‘Website development costs’, the group has capitalised design and development costs relating to the on-line Casinos. These costs are amortised over their anticipated useful lives of four years.

p)  Leased assets
Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Notes to the Financial Statements (continued)
For the year ended 31 December 2002

1.     Accounting Policies (continued)

q)   Pension contributions
Contributions to employees’ defined contribution schemes are charged to the profit and loss account as incurred. For the defined benefits scheme, pension costs are accounted for on the basis of charging the expected cost of providing pensions over the period during which the Group benefits from the employees’ services. The effects of variations from regular cost are spread over the expected average remaining service lives of members of the scheme.

The Group has adopted the transitional arrangements of FRS 17.

r)   Financial instruments
The Group uses derivative financial instruments to reduce exposure to foreign currency risk and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

2. Prior Period Adjustment

The Group has adopted FRS19, Deferred Tax, in these financial statements. Accordingly, full provision has been made for deferred tax. Corresponding figures for 2001 have been adjusted to reflect this change in accounting policy. A summary of the effect of this change is as follows:

	2001 Reported £m		2001 Change £m		2001 Restated £m		2002 Effect £m
(Loss)/Profit on ordinary activities before tax	(0.6)		-		(0.6)		-
Taxation	(1.7)		(0.4)		(2.1)		(0.6)

(Loss)/Profit on ordinary activities after tax	(2.3)		(0.4)		(2.7)		(0.6)

Earnings per share:
Basic and diluted	(0	.39p)	(0.	06p)	(0	.45p)	(0	.10p)

Pre-amortisation of goodwill - basic and diluted	1	.11p	(0	.06p)	1	.05p	(0	.10p)

Goodwill	162.1		(0.3)		161.8		-

Deferred tax asset	-		1.6		1.6		(0.6)

Profit and loss account reserve at 1 January 2001	(48.0)		1.7		(46.3)		-
Profit for the year	(2.3)		(0.4)		(2.7)		(0.6)

Profit and loss account reserve at 31 December 2001	(50.3)		1.3		(49.0)		(0.6)

No restatement of the Company’s balance sheet was necessary as a result of the adoption of FRS 19.

Notes to the Financial Statements (continued)
For the year ended 31 December 2002

3.  Segmental reporting

	2002 £m	2001 (restated) £m
Turnover
Football Pools	100.8	119.0
Sports Betting	83.1	51.8
Games & Lotteries	11.4	12.5
Interactive	-	-

Total Littlewoods Gaming	195.3	183.3
Technology Patents	-	-

	195.3	183.3

Profit/(loss) before taxation
Football Pools	25.6	23.2
Sports Betting	(2.0)	(4.0)
Games &Lotteries*	0.9	0.5
Interactive	(2.3)	(1.6)

Total Littlewoods Gaming	22.2	18.1
Technology Patents	-	(0.6)

Operating profit before restructuring costs and amortisation of goodwill	22.2	17.5
Restructuring costs**	(2.0)	-
Amortisation of goodwill**	(8.8)	(8.9)

Operating profit	11.4	8.6
Profit on sale of tangible fixed assets	1.4	-
Net interest payable and similar items	(8.2)	(9.2)

	4.6	(0.6)

* included within this in 2002 is £0.5m profit on sale of Pull Tabs lottery business ** principally football pools

Net assets
Football Pools	48.8	43.2
Sports Betting	(12.0)	(10.6)
Games & Lotteries	(2.1)	(2.8)
Interactive	(3.2)	(1.2)

Total Littlewoods Gaming	31.5	28.6
Technology Patents	-	-

	31.5	28.6

4. Net operating expenses

	2002 £m	2001 £m
Distribution costs	0.1	0.1

Other administrative expenses	33.6	36.4
Restructuring costs (see note 5)	2.0	-
Amortisation of goodwill on acquisitions	8.8	8.9

Administrative expenses	44.4	45.3

	44.5	45.4

32

Notes to the Financial Statements (continued)
For the year ended 31 December 2002

5.  Net restructuring costs

	2002 £m	2001 £m
Restructuring costs - operating	(2.0)	-
Profit on sale of tangible fixed assets - non-operating	1.4	-

	(0.6)	-

During the year, the Group has introduced new technology for the marking of football pools coupons. This technology is less labour and space intensive than the technology it replaced. In consequence, there was a significant reduction in staff requirements, and the restructuring costs of £2.0m comprise £1.8m of redundancy payments and £0.2m of other costs. The smaller scale of new coupon processing equipment also enabled processing to be concentrated in one of two pools processing buildings. The surplus land and building were sold for redevelopment generating proceeds of £2.0m and realising a gain on disposal of £1.4m.

6.     Net interest payable and similar items

	2002 £m	2001 £m
Interest receivable	0.2	0.4
Interest payable on bank loans and overdrafts	(8.3)	(9.6)
Amortisation of loan arrangement fee	(0.1)	-

Net interest payable and similar items	(8.2)	(9.2)

7. Profit/loss on ordinary activities before taxation

	2002 £m	2001 £m
Profit/loss before tax is stated after charging:
Exceptional profit on disposal of tangible fixed assets	1.4	-
Non-exceptional profit on disposal of tangible fixed assets	0.1	0.1
Profit on sale of business	0.5	-
Depreciation of tangible fixed assets
Owned assets	2.4	2.2
Amortisation of goodwill	8.8	8.9
Hire of machinery and equipment	0.3	0.4
Group audit fees and expenses	0.1	0.1

Fees paid to auditors for non-audit services	0.1	0.1

The fees of the auditors in relation to their audit of the holding company are £12,000 (2001: £10,000). The fees paid to the auditors for non-audit services relate to taxation advisory services and the audit of the Group’s 20-F filing in the USA.

Notes to the Financial Statements (continued)
For the year ended 31 December 2002

8.  Staff costs

	2002 Number	2001 Number
Average number of monthly employees
comprised:
Sales and marketing	109	120
Operations and distribution	281	344
Administration	164	164

	554	628

	2002 £m	2001 £m
Their aggregate remuneration
comprised:
Wages and salaries	11.0	10.5
Social security costs	0.9	0.9
Other pension costs	0.6	0.8

	12.5	12.2

9. Directors’ Remuneration

	2002 £000	2001 £000
Emoluments	540	583
Defined benefit scheme contributions	25	49
Compensation for loss of office	-	30

	565	662

Fees paid to third parties	25	114

Emoluments payable to the highest paid director are as follows:
Aggregate emoluments	261	261

Company contributions to a personal defined contribution benefit plan	14	11

Details of individual Directors’ remuneration and share options granted is given in the Remuneration report on pages 18 to 20. This information forms part of the financial statements.

Notes to the Financial Statements (continued)
For the year ended 31 December 2002

10.   Tax on profit/(loss) on ordinary activities

	2002 £m	2001 (restated) £m
Current tax
UK corporation tax @ 30% (2001: 30%)	3.2	1.7
Adjustments in respect of prior periods	(2.1)	-

Total current tax	1.1	1.7

Deferred tax
Current year	0.5	0.4
Adjustments in respect of prior periods	0.1	-

Total deferred tax	0.6	0.4

Total taxation charge	1.7	2.1

The current tax for the period is lower (2001: higher) than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2002 £m	2001 £m
Profit/(loss) on ordinary activities before tax	4.6	(0.6)

Profit/(loss) on ordinary activities multiplied by the standard rate of corporation tax
in the UK of 30% (2001: 30%)	1.4	(0.2)
Effects of:
Goodwill write-off not deductible for tax purposes	2.6	2.7
Other permanent differences	(0.3)	0.1
Origination and reversal of timing differences	(0.5)	(0.4)
Adjustments to tax in respect of prior periods	(2.1)	-
Fair value adjustments	-	(0.5)

	1.1	1.7

11.   Profits of holding company
Of the profit for the financial year, £11.8m (2001: losses of £7.8m) are dealt with in the accounts of Sportech PLC. The Directors have taken advantage of the exemption available under section 230 of the Companies Act 1985 and have not presented a profit and loss account for the Company alone.

Notes to the Financial Statements (continued)
For the year ended 31 December 2002

12.   Earnings per Share
The calculations of earnings per share are based on the following profits attributable to ordinary shareholders and the weighted average numbers of shares.

	Earnings £m	2002 Weighted average number of shares 000	Per share amount pence	Earnings £m	2001 (restated) Weighted average number of shares 000	Per share amount pence
Basic and diluted EPS excluding
goodwill amortisation	11.7	592,074	1.97p	6.2	592,074	1.05p
Effect of goodwill amortisation	(8.8)	592,074	(1.48p)	(8.9)	592,074	(1.50p)

Basic and diluted EPS	2.9	592,074	0.49p	(2.7)	592,074	(0.45p)

13. Intangible Fixed Assets

	Goodwill £m	Other £m	Total £m
Group
Cost:
At 1 January 2002 (as restated)	173.5	-	173.5
Additions	1.3	0.8	2.1

At 31 December 2002	174.8	0.8	175.6

Amortisation:
At 1 January 2002	11.7	-	11.7
Provided during the period	8.8	-	8.8

At 31 December 2002	20.5	-	20.5

Net book value at 31 December 2001	161.8	-	161.8

Net book value at 31 December 2002	154.3	0.8	155.1

Company
Cost:
At 1 January 2002	-	-	-
Additions	-	0.8	0.8

At 31 December 2002	-	0.8	0.8

Amortisation:
At 1 January 2002 and 31 December 2002	-	-	-

Net book value at 31 December 2001	-	-	-

Net book value at 31 December 2002	-	0.8	0.8

The goodwill arising on the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure) is being amortised on a straight-line basis over 20 years. This is the period over which the Directors estimate that the values of the underlying businesses are expected to exceed the values of the underlying assets.

The addition to goodwill during the year relates to the acquisition of the Zetters Pools business (see note 16). This is being amortised on a straight-line basis over 3 years from the date of acquisition. This is the period over which the Directors estimate that the values of the underlying businesses are expected to exceed the values of the underlying assets.

The addition to “other” during the year relates to costs incurred in respect of developing interactive television gaming products. These will be amortised over their estimated useful lives of 5 years once trading has commenced.

Notes to the Financial Statements (continued)
For the year ended 31 December 2002

14. Tangible Fixed Assets

	Long Leasehold Land and Buildings £m	Plant and Machinery £m	Work in Progress £m	Total £m
Group
Cost:
At 1 January 2002	1.1	9.6	1.1	11.8
Additions	1.2	2.6	0.3	4.1
Acquisition of Zetters Pools business (note 16)	0.1	0.1	-	0.2
Reclassification	-	1.1	(1.1)	-
Disposals	(0.6)	(0.1)	-	(0.7)

At 31 December 2002	1.8	13.3	0.3	15.4

Depreciation:
At 1 January 2002	-	4.6	-	4.6
Provided during the period	0.1	2.3	-	2.4
Disposals	-	(0.1)	-	(0.1)

At 31 December 2002	0.1	6.8	-	6.9

Net book value at 31 December 2001	1.1	5.0	1.1	7.2

Net book value at 31 December 2002	1.7	6.5	0.3	8.5

Company
Cost:
At 1 January 2002	-	-	0.4	0.4
Additions	-	0.8	-	0.8
Disposal	-	-	(0.4)	(0.4)

At 31 December 2002	-	0.8	-	0.8

Depreciation:
At 1 January 2002 and 31 December 2002	-	-	-	-

Net book value at 31 December 2001	-	-	0.4	0.4

Net book value at 31 December 2002	-	0.8	-	0.8

37 Notes to the Financial Statements (continued) For the year ended 31 December 2002 15. Investments

	Group		Company
	2002 £m	2001 £m	2002 £m	2001 £m
Investments in Group companies
At 1 January 2002 and 31 December 2002	-	-	167.1	167.1

Investments in Group companies are stated at cost. Details of the investments in which the Company directly or indirectly holds more than 10% of the nominal value of any class of share capital are:

Name of company	Holding	Proportion of voting rights and shares held	Nature of business
Littlewoods Gaming Limited
(formerly Littlewoods Leisure Limited)	Ordinary shares	100%	Intermediate holding company
Littlewoods Promotions Limited	Ordinary shares	100%	Betting and gaming
Littlewoods Leisure Marketing
Services Limited	Ordinary shares	100%	Dormant
Littlewoods Competitions
Company Limited	Ordinary shares	100%	Dormant
Littlewoods Lotteries Limited	Ordinary shares	100%	Management of charity lotteries
Littlewoods Pools Limited	Ordinary shares	100%	Dormant
Littlewoods of Liverpool Limited	Ordinary shares	100%	Asset hiring
Bet 247 Limited	Ordinary shares	100%	Gaming
Littlewoods Leisure.com Limited	Ordinary shares	100%	Dormant
UKCL Limited	Ordinary shares	100%	Dormant
Rodime Technologies Limited	Ordinary shares	100%	Dormant
Littlewoods Isle of Man Limited	Ordinary shares	100%	Gaming
Littlewoods Alderney Limited	Ordinary shares	100%	Gaming
Littlewoods Bet Direct Limited	Ordinary shares	100%	Dormant
Sportech Trustees Limited	Ordinary shares	100%	Pension fund trustee

All of these companies have been included in the consolidated financial statements. All of these companies are incorporated in England and Wales with the exceptions of Rodime Technologies Limited (incorporated in Scotland), Littlewoods Isle of Man Limited (incorporated in the Isle of Man) and Littlewoods Alderney Limited (incorporated in Alderney)

Notes to the Financial Statements (continued)
For the year ended 31 December 2002

16. Acquisition of Zetters Pools Business On 29 August 2002 Sportech PLC acquired the Football Pools business of Zetters International Pools Limited. The purchase consideration was £1.4m satisfied by cash. Goodwill arising on the acquisition of this business has been capitalised and included within intangible fixed assets and amortised over 3 years (see note 13). An analysis of the acquisition is as follows:

	Book value £m	Fair value adjustments £m	Fair value £m
Tangible fixed assets	0.2	-	0.2
Prepayments	0.2	-	0.2
Cash	0.7	-	0.7

Total assets	1.1	-	1.1

Trade creditors	(0.2)	-	(0.2)
Accruals and deferred income	(0.7)	-	(0.7)

Total liabilities	(0.9)	-	(0.9)

Net assets acquired	0.2	-	0.2

Acquisition costs	(0.1)
Goodwill (see note 13)			1.3

Discharged by cash			1.4

The acquired business has contributed £1.8m to turnover and £0.4m to operating profit. 17. Stocks

	Group		Company
	2002 £m	2001 £m	2002 £m	2001 £m
Consumable stores	0.1	0.2	-	-

18. Debtors

	Group		Company
	2002 £m	2001 (restated) £m	2002 £m	2001 £m
Amounts falling due within one year:
Trade debtors	1.6	1.3	-	-
Amounts owed by Group companies	-	-	26.8	0.1
Other debtors	0.8	1.2	0.2	0.1
Prepayments	5.9	3.2	2.2	0.9

	8.3	5.7	29.2	1.1

Amounts falling due after more than one year:
Deferred tax	1.0	1.6	-	-

Deferred tax comprises:
Accelerated capital allowances	1.0	1.5	-	-
Short term timing differences	-	0.1	-	-

	1.0	1.6	-	-

Movement in deferred tax during the year:
At 1 January 2002 as previously reported	-	-
Prior period adjustment (note 2)	1.6	-

At 1 January 2002 as restated	1.6	-
Amount charged to profit and loss	(0.6)	-

At 31 December 2002	1.0	-

39 Notes to the Financial Statements (continued) For the year ended 31 December 2002 19. Cash

		Group		Company
		2002 £m	2001 £m	2002 £m	2001 £m
Cash balances held on
behalf of registered charities	(a)	1.7	1.2	-	-
Cash balance constituting
committed security	(b)	2.3	3.3	-	-
Cash balance constituting
security for gaming licence	(c)	2.0	-	-	-
Other cash balances		-	8.4	-	8.2

		6.0	12.9	-	8.2

(a)	Cash balances held on behalf of registered charities relate to the sale of Charity Scratchcards, in respect of charity lotteries which have not reached their final sale date and for which proceeds have not been passed to the charities concerned.

(b)	The cash balance constituting committed security relates to deferred payments which must be made under a contractual obligation of a subsidiary company. The contract is with Rehab Charity Lotteries, and relates to the running of charity lotteries.

(c)	The cash balance constituting security for gaming licence represents a deposit made into an Isle of Man bank account which was required to obtain a gaming licence in the Isle of Man for the on-line casino.

20. Creditors: amounts falling due within one year

	Group		Company
	2002 £m	2001 £m	2002 £m	2001 £m
Current instalments due on loans	15.9	15.9	15.9	15.9
Bank overdrafts	5.7	2.9	-	-
Trade creditors	4.6	4.1	-	-
Amounts owed to Group companies	-	-	44.0	20.4
Corporation tax	1.4	2.9	-	0.6
Other taxes and social security costs	2.8	4.0	-	-
Accruals and deferred income	13.1	13.1	0.5	0.3

	43.5	42.9	60.4	37.2

40 Notes to the Financial Statements (continued) For the year ended 31 December 2002 21. Creditors: amounts falling due after more than one year

	Group		Company
	2002 £m	2001 £m	2002 £m	2001 £m
Bank loans	104.0	117.9	104.0	117.9

Bank loans are repayable as follows:

	Group		Company
	2002 £m	2001 £m	2002 £m	2001 £m
Within one year	15.9	15.9	15.9	15.9
Between one and two years	16.0	25.5	16.0	25.5
Between two and five years	48.0	92.4	48.0	92.4
After five years	40.0	-	40.0	-

	119.9	133.8	119.9	133.8

In order to finance the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure) loans and overdrafts were arranged with and drawn from the Bank of Scotland. In respect of the loans, two separate loan facilities were negotiated:

•	The first facility was for £110.0m repayable over 5 years commencing 18 months from the draw down of the loan. £16m of scheduled payments were made in the year (2001: £nil). The repayment terms of this loan have been renegotiated during the financial year and the loan is now repayable by 31 December 2008.

•	The second was a facility for £30.0m repayable, in whole or in part, at the Company’s discretion at 30 days notice but with a fixed repayment date, if this option is not exercised, of 31 December 2006. The repayment terms of this loan have also been renegotiated during the financial year, and the loan is now repayable by 31 December 2008. No repayments were made during the year (2001: £6.0m).

During the financial year, further loans and working capital facilities have been agreed with the Bank of Scotland to assist in the financing of the Group’s investment in Interactive Developments:

•	Loan facilities of £11.0m have been made available to the Company repayable, in whole or in part, at the Company’s discretion, but with a fixed repayment date, if this option was not exercised, of 31 December 2008. £2.0m has been drawn against this facility during the year.

Notes to the Financial Statements (continued)
For the year ended 31 December 2002

22. Financial instruments

The Group’s financial instruments, other than derivatives, comprise bank loans, bank overdrafts and cash and term bank deposits, as well as trade debtors and creditors that arise directly from its operations. The main purpose of these financial instruments is to provide finance for the Group’s future operations and potential acquisitions.

The Group also enters into derivatives transactions (principally interest rate swaps, caps and floors, and forward foreign currency contracts). The purpose of such transactions is to manage the interest and currency risks arising from the Group’s operations and its sources of finance.

The main risks arising from the Group’s financial instruments are interest rate risk and liquidity risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below. Short-term debtors and creditors have been excluded from all of the following disclosures, in accordance with FRS 13, Derivatives and other financial instruments.

Financial liabilities
It is the Group’s policy to hedge interest rate risk using interest rate swaps, caps and floors. An analysis of the Group’s financial liabilities, all of which are denominated in sterling, is set out below:

	2002 £m	2001 £m
Fixed rate	-	104.0
Floating rate	125.7	30.0
Sterling	-	0.9
	125.7	134.9
Fixed rated financial liabilities weighted averages:
Interest rate (%)	n/a	5.75
Period for which rate is fixed (months)	n/a	12

Floating rates are based on LIBOR. For financial years 2003-2005, the balance of the first loan facility described in note 21 less £6.0m is hedged using an interest rate cap at 6%. At the year end, this represented £88.0m.

The maturity profile of the Group’s borrowings is set out in note 21. All other financial liabilities are repayable within one year or on demand.

Financial assets
Financial assets comprise cash at bank and term deposits of £6.0m (2001: £12.9m), further details of which can be found in note 19, and the interest rate cap noted above of £0.9m (2001: £0.9m). Term bank deposits are placed on a 7 day rolling basis and earn interest based on Bank of England base rate. The cash at bank, which is on a floating rate, earns interest based on Bank of England base rate.

All financial assets mature within one month of the year end, with the exception of the interest rate cap.

Notes to the Financial Statements (continued)
For the year ended 31 December 2002

22.   Financial instruments (continued)

Currency exposures
It is the Group’s policy to hedge against foreign currency risk by entering into forward foreign currency contracts to eliminate the currency exposures that arise on transactions denominated in foreign currencies. At both the current and prior period ends all amounts in the balance sheet were receivable or payable in £ sterling, and hence the Group had no exposure to foreign currency movements at the year end. There are no foreign exchange hedges at the year end (2001: nil).

Borrowing facilities
The Group has various available borrowing facilities, including the loan facilities set out in note 21. The undrawn committed facilities at 31 December 2002 in respect of which all conditions precedent had been met were as follows:

Expiring in:	2002 £m	2001 £m
- one year or less	0.3	-
- more than one year but less than two years	-	-
- more than two years	9.0	-
	9.3	-

Fair values of financial assets and financial liabilities
The fair value of the financial assets and liabilities is not materially different from the book value, with the exception of the interest rate cap, which has a book value of £0.9m and a fair value of £0.1m

Notes to the Financial Statements (continued)
For the year ended 31 December 2002

23. Called Up Share Capital

	2002		2001
	No. 000	£m	No. 000	£m
Authorised
Ordinary shares of£0.05p each
At 1 January 2002 and 31 December 2002	785,000	39.3	785,000	39.3

Deferred shares of£0.05p each
At 1 January 2002	17,058	0.9	17,058	0.9
Capital reconstruction (note 26)	(17,058)	(0.9)	-	-

At 31 December 2002	-	-	17,058	0.9

Allotted, called up and fully paid
Ordinary shares of£0.05p each
At 1 January 2002 and 31 December 2002	592,074	29.6	592,074	29.6

Deferred shares of£0.05p each
At 1 January 2002	17,058	0.9	17,058	0.9
Capital reconstruction (note 26)	(17,058)	(0.9)	-	-

At 31 December 2002	-	-	17,058	0.9

Total share capital	----	29.6	----	30.5

The deferred shares had no entitlement to participate in the profits of the Company or to vote in general meetings of the Company. On a winding up of the Company the deferred shareholders were only entitled to be repaid their subscription price after payment has been made to ordinary shareholders of £10,000 in respect of each ordinary share in issue. For the purposes of FRS 4, the deferred share capital of £852,890 constituted non-equity shareholders’ funds (see note 25).

Potential issue of ordinary shares
Certain directors and senior executives hold options to subscribe for shares in the Company at prices ranging from 14.75p to 17.42p under share option schemes approved by the shareholders. Options on 6,300,000 shares were granted (2001: 6,000,000); no options were exercised during the year (2001: nil) and 100,000 options lapsed. (2001: 200,000).

The number of shares subject to options, the periods in which they were granted and the periods in which they may be exercised are given below;

Year of grant	Exercise price (pence)	Exercise period	2002 Number	2001 Number
2001	14.75	2004 - 2011	5,700,000	5,800,000
2002	17.42	2005 - 2012	6,300,000	-

			12,000,000	5,800,000

The options are exercisable at any time during the seven year period commencing three years from the date of grant, subject to the market value of the shares being not less than thirty-five pence for a period of five consecutive dealing days at any time in the six months prior to the date the option is first exercised.

Notes to the Financial Statements (continued)
For the year ended 31 December 2002

24. Reserves

	Share Premium Account £m	Profit and Loss Account £m	Total £m
Group:
At 1 January 2002 (as restated)	47.1	(49.0)	(1.9)
Capital reconstruction (note 26)	(47.1)	48.0	0.9
Profit for the year	-	2.9	2.9

At 31 December 2002	-	1.9	1.9

Company:
At 1 January 2002	47.1	(55.9)	(8.8)
Capital reconstruction (note 26)	(47.1)	48.0	0.9
Profit for the year	-	11.8	11.8

At 31 December 2002	-	3.9	3.9

25. Shareholders’ Funds

	Group		Company
	2002 £m	2001 (restated) £m	2002 £m	2001 £m
Equity	31.5	27.7	33.5	20.8
Non-equity	-	0.9	-	0.9

	31.5	28.6	33.5	21.7

26. Capital Reconstruction Following confirmation from the Court of Session in Scotland, the following became effective from 23 December 2002:

•	The parent company’s share premium account has been used to eliminate a deficit in distributable reserves of the same amount by transfer to the profit and loss account reserve.

•	The parent company’s deferred share capital reserve has been cancelled, resulting in a credit to the profit and loss account reserve equal to the nominal value of the cancelled shares. The rights which were attached to the deferred shares are summarised in note 23.

A summary of the movement is as follows:

	Deferred Share Capital £m	Share Premium Account £m	Profit and Loss Account £m
Cancellation of deferred share capital	(0.9)	-	0.9
Transfer of share premium account	-	(47.1)	47.1

Total	(0.9)	(47.1)	48.0

45 Notes to the Financial Statements (continued)For the year ended 31 December 2002 27. Reconciliation of operating profit to operating cash flows

	2002 £m	2001 £m
Operating profit	11.4	8.6
Decrease in provisions	-	(1.8)
Depreciation on tangible fixed assets	2.4	2.2
Amortisation of goodwill	8.8	8.9
Amortisation of loan arrangement fee	-	0.1
Profit on disposal of tangible fixed assets	(0.1)	(0.1)
Profit on disposal of business	(0.5)	-
Decrease in stocks	0.1	-
(Increase)/decrease in trade debtors	(0.3)	0.6
Decrease in other debtors	0.4	0.9
(Increase)/decrease in prepayments	(2.5)	2.2
Increase in trade creditors	0.3	0.8
Decrease in other taxes	(1.2)	(0.3)
Decrease in accruals and deferred income	(0.7)	(6.4)

Net cash inflow from operating activities	18.1	15.7

Included within cash balances is £2.0m (2001: £nil) of cash to which the Group has restricted access. This relates to a deposit placed on the Isle of Man during 2002 in connection with the online casino business. This cash can only be accessed with the permission of the Isle of Man government (see note 19).

28.   Analysis and reconciliation of net debt

	At 1 January 2002 £m	Cash flow £m	Other movements £m	At 31 December 2002 £m
Cash at bank and in hand excluding
charity cash balances	11.7	(7.4)	-	4.3
Bank overdrafts	(2.9)	(2.8)	-	(5.7)

	8.8	(10.2)	-	(1.4)

Debt due within one year	(15.9)	16.0	(16.0)	(15.9)
Debt due after one year	(117.9)	(2.0)	15.9	(104.0)

	(133.8)	14.0	(0.1)	(119.9)

	(125.0)	3.8	(0.1)	(121.3)

	2002 £m	2001 £m
Decrease in cash in period	(9.7)	(7.1)
Movement in charity cash	(0.5)	0.4

Change in net debt resulting from cash flows	(10.2)	(6.7)
Cash inflow from increase in loans	(2.0)	-
Cash outflow from repayment in loans	16.0	6.0
Amortisation of deferred loan arrangement fee	(0.1)	(0.1)

Movement in net debt for the period	3.7	(0.8)
At 1 January 2002	(125.0)	(124.2)

At 31 December 2002	(121.3)	(125.0)

46 Notes to the Financial Statements (continued) For the year ended 31 December 2002 29. Capital Commitments

	Group		Company
	2002 £m	2001 £m	2002 £m	2001 £m
Contracts placed for future capital expenditure

not provided for in the financial statements	0.6	0.4	-	-

30. Operating Lease Commitments Annual commitments under non-cancellable operating leases in respect of plant and equipment are as follows:

	Group		Company
	2002 £m	2001 £m	2002 £m	2001 £m
Expiring between two and five years	0.1	0.1	-	-
Expiring after more than five years	0.2	-	0.2	-

	0.3	0.1	0.2	-

31. Other Financial Commitments
In December 1996, an incentive scheme to reward football pools collectors was established by a subsidiary company. Under the terms of the scheme, the collectors earn points on the basis of their sales. These points can be converted into vouchers to purchase items from high street shops. On the basis of similar schemes, a redemption rate attributable to these points has been established and an appropriate charge made in these accounts. The liability in respect of the points not provided for in these financial statements amounts to £2.4m (2001: £1.9m).

32. Related Party Transactions
The extent of transactions with related parties of Sportech PLC as defined by Financial Reporting Standard No. 8, and the nature of the relationship with them are summarised below:

a)	The Foundation for Sports and Arts is a UK discretionary trust which was established in 1991 with the aim of encouraging and developing involvement in general sports activities and in the arts. The contributions are made by Littlewoods Promotions Limited and the trustees include Mr. G. Speakman, a director of both Sportech PLC and Littlewoods Promotions Limited. Contributions of £1.9m were made in the year (2001: £3.6m). At 31 December 2002, £0.1m (31 December 2001: £0.4m) was owed to the Foundation for Sports and Arts.

b)	The Bank of Scotland provided loan finance for the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure), and is a significant shareholder, as set out in the directors’ report. The details of the balances on the loans as at 31 December 2002 and 31 December 2001 are set out in note 21. Interest on these loans amounting to £7.3m (2001: £9.3m) has been charged in these financial statements. The Group has also entered into interest rate swap and cap transactions with the Bank of Scotland, as set out in note 22. £nil (2001: £0.9m) was paid to the Bank of Scotland for the interest rate cap, and £1.0m (2001: £0.3m) of interest was charged under interest rate swap contracts.

c)	The Group’s head office, Sportech House, is owed by Northern Trust Company Limited. There is common control of Northern Trust Company Limited and Newby Manor Limited, which is a significant shareholder as set out in the directors’ report. £0.2m of rent has been charged in these financial statements (2001: £nil). The lease period is for ten years and the contract included an initial rent free period of six months, the equivalent cost of which is being held in Accruals and Deferred Income and amortised over the period to the earliest break point in the contract (5 years), in accordance with UITF 28, Operating Lease Incentives. At 31 December 2002, £0.1m (31 December 2001: £nil) was held in Accruals and Deferred Income.

Notes to the Financial Statements (continued)
For the year ended 31 December 2002

33. Pension Scheme

The Group participates in two pension schemes. One is a defined contribution stakeholder scheme, and the second is a defined benefit scheme, which is funded.

Summary of pension contributions paid

	2002 £m	2001 £m
Defined contribution schemes:
Littlewoods plc scheme prior to 5 April 2001	-	0.3
Stakeholder pension scheme subsequent to 6 April 2001	0.4	0.3

	0.4	0.6
Defined benefit scheme contributions	0.2	0.2

Total pension contributions (see note 8)	0.6	0.8

Defined contribution scheme
Those employees who joined the Group consequent upon the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure) and who were aged under 50 on 4 September 2000, and all other employees of Sportech can join a stakeholder pension scheme established on 6 April 2001. The contributions to this scheme are made at a maximum rate of 8% of pensionable salaries.

Defined benefit scheme
Pursuant to the sale agreement between Littlewoods plc and Sportech, a defined benefit scheme has been set up for those employees who joined the Group consequent upon the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure) and who were aged 50 or over on 4 September 2000, the date of the acquisition. This scheme was formed on 6 April 2001 and at 31 December 2002 has 65 members (31 December 2001: 97 members).

The Group has continued to account for pensions in accordance with SSAP 24 and the disclosures required by that standard are set out in (i). FRS 17 – Retirement Benefits was issued in November 2000 but the Group is not required to implement the new standard fully until the year to 31 December 2005. However FRS 17 requires certain disclosures to be made in these accounts. To the extent that they are different or additional to those required under SSAP 24 these are set out in (ii).

(i)     SSAP
24 The most recent actuarial valuation was carried out at 6 April 2001 by the independent actuary. The principal assumptions and results of the valuation are set out below:

Discount rate and expected rate of investment return	6.0%
Rate of increase in pensionable salaries	4.5%
Rate of increase in pensions in payment and inflation	3.0%
Market (and actuarial) value of assets	£0.3m
Level of funding (actuarial value of assets as a percentage of accrued service liabilities)	100%

The next actuarial valuation is due to be carried out no later than 6 April 2004.

The contributions of the employees have been set at the rate set out in the rules of the fund of 6% of pensionable salary. The contributions of the relevant Group companies are 20.2% of pensionable salary.

The total charge for the year in the accounts of the Group was £0.2m (2001: £0.2m). There were no outstanding or prepaid contributions at either the beginning or end of the year.

Notes to the Financial Statements (continued)
For the year ended 31 December 2002

33 Pension Scheme (continued)

(ii)     FRS 17
The valuation used for FRS 17 disclosures has been based on the most recent actuarial valuation at 6 April 2001 amended to take account of the requirements of FRS 17 and updated to 31 December 2002 by a qualified independent actuary. The principal assumptions used by the actuary for this purpose are set out below:

	2002	2001
Rate of increase in pensionable salaries	4.0%	4.2%
Rate of increase in pensions in payment	2.5%	2.7%
Discount rate	5.4%	5.7%
Inflation assumption	2.5%	2.7%

The assets in the Scheme and the expected rates of return (net of administrative expenses) were:

	Long term rate of return expected 31 December 2002%	Value at 31 December 2002 £m	Long term rate of return expected 31 December 2001%	Value at 31 December 2001 £m
Equities	7.3	0.3	-	-
Bonds	-	-	-	-
Cash	4.0	0.3	4.5	0.3

Total market value of assets		0.6		0.3
Present value of scheme liabilities		0.5		0.3

Surplus in the scheme		0.1		-
Related deferred tax liability		-		-

Net pension asset		0.1		-

At 31 December 2001, all the assets of the scheme were held on fixed rate deposit, pending the formal appointment of professional investment managers.

If the above amounts had been recognised in the financial statements, the Group’s net assets and profit and loss reserve at 31 December 2002 and 31 December 2001 would be as follows:

	2002 £m	2001 £m
Net assets excluding pension asset	31.5	28.6
Pension asset	0.1	-

Net assets including pension asset	31.6	28.6

Profit and loss reserve excluding pension asset	1.9	(49.0)
Pension reserve	0.1	-

Profit and loss reserve	2.0	(49.0)

Analysis of the amount charged to operating profit The following amounts would have been charged to profit and loss in the year to 31 December 2002 under the requirements of FRS 17:

2002 £m
Current service	0.2
Past service cost	-

Total operating charge	0.2

49 Notes to the Financial Statements (continued) For the year ended 31 December 2002 33. Pension Scheme (continued) Movement in surplus during the year

2002 £m
Surplus in scheme at the beginning of the year	-
Movement:
Current service cost	(0.2)
Contributions	0.2
Past service cost	-
Other finance income	-
Actuarial gain	0.1

Surplus in the scheme at the end of the year	0.1

Analysis of the amount credited to other finance income The following amounts would have been credited to other finance income in the year to 31 December 2002 under the requirements of FRS 17:

2002 £m
Expected return on scheme assets	-
Interest on pension scheme liabilities	-

Net return	-

Analysis of the amount recognised in the statement of total recognised gains and losses
The following amounts would have been recognised in the statement of total recognised gains and losses in the year to 31 December 2002 under the requirements of FRS 17:

2002 £m
Actual return less expected return on pension scheme assets	-
Experience gains and losses arising on scheme liabilities	0.1
Changes in the assumptions underlying the present value of the scheme liabilities	-

Actuarial gain recognised in the statement of total recognised gains and losses	0.1

History of experience gains and losses

2002
Difference between actual and expected return on scheme assets:
Amount (£m)	-

Percentage of scheme assets	0.7%

Experience gains and losses on scheme liabilities
Amount (£m)	0.1

Percentage of the present value of scheme liabilities	21.1%

Total amount recognised in statement of total recognised gains and losses:
Amount (£m)	0.1

Percentage of the present value of scheme liabilities	19.4%

Advisers

Legal
DLA
India Buildings, Water Street, Liverpool, L2 0NH

Nicholson Graham & Jones
110 Cannon Street,
London, EC4N 6AR

Registrars
Independent Registration Group
Balfour House, 390-398 High Road,
Ilford IG1 1NO

Registered Auditors
PricewaterhouseCoopers LLP
Chartered Accountants,
8 Princes Parade, St Nicholas Place,
Liverpool, L3 1QJ

Financial Advisers
West LB Panmure Limited
Woolgate Exchange, 25 Basinghall Street, London, EC2V 5HA

Noble Grossart Limited
48 Queen Street, Edinburgh, EH2 3NR

Principal Bankers
Bank of Scotland
The Mound, Edinburgh, EH1 1YZ

Registered Office
Sportech PLC
249 West George Street,
Glasgow, G2 4RB
Company Reg. No. SC69140

Head Office
Sportech House, Enterprise Way,
Wavertree Technology Park,
Liverpool, L13 1FB
0151 525 3677

Internet
www.sportech-plc.co.uk

To play Littlewoods Football Pools & Football Games

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To place a bet with Littlewoods Bet Direct

Call: 0800 211 222 Click: www.betdirect.net View: Sky Channel 418 attheraces (interactive betting service launches 2003)

To play Littlewoods Games and Lotteries

Call: 0800 731 7575
Click: www.Littlewoodsgameon.com
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Click: www.littlewoodscasino.com

52